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02003468

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17277

RECEIVED MAR 04 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MERRIMACK VALLEY INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Merrimack Street
(No. and Street)

Haverhill	MA	01830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen A. Levasseur (978) 374-0561
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John A. Rosatone, P.C.
(Name — *if individual, state last, first, middle name*)

116 Summer Street	Haverhill	MA	01831
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen A. Levasseur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimack Valley Investment, Inc., as of December 31, 2001, 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Security Accounts of Principal Officers and Directors That Are Classified as Customer Accounts (Credits $ 89)

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRIMACK VALLEY INVESTMENT, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

John A. Rosatone, P.C.

Certified Public Accountants, Auditors,
Tax and Financial Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

We have audited the accompanying statement of financial condition of Merrimack Valley Investment, Inc. as of December 31, 2001, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haverhill, Massachusetts
February 20, 2002

John A. Rosatone P.C.

116 Summer Street, P.O. Box 220, Haverhill, MA 01831-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 550,623
Cash Segregated Under SEC Regulations	178,398
Deposits with Clearing Organization and Others	40,000
Receivable from Customers and Non Customers	7,703
Prepaid Expenses	1,133
Deferred Income Taxes	7,157
Exchange Membership, at cost	5,000
Furniture, Fixtures & Leasehold Improvements (Note A)	40,453
Marketable Securities, at market value	153,962
TOTAL ASSETS	$ 984,429

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to Customers and Non Customers	$ 70,989
Payable to Clearing Organizations	58,021
Accrued Expenses	6,530
	135,540
Liabilities Subordinated to Claims of General Creditors	438,420
Stockholders Equity	
Common Stock, 1 cent par value, 1,000,000 sh. auth., 805,000 sh. issued, 360,000 outstanding	7,500
Additional Paid-In Capital	239,690
Retained Earnings	266,279
Less: Treasury Stock, 445,000 sh. at cost	(103,000)
Total Stockholders' Equity	410,469
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 984,429

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Commissions	$ 206,238
Service Fees and Shipping Charges	22,424
Interest 28,967	
Other	546
	258,175
EXPENSES:	
Employee Compensation and Benefits	81,889
Registered Representatives' Compensation	32
Commissions, Clearing, Floor Brokerage	31,020
Communications	20,792
Taxes, Other than Income	8,726
Rent, Occupancy	18,000
Other Operating Expenses	111,324
	271,783
OPERATING INCOME (LOSS)	(13,608)
OTHER INCOME:	
Federal Income Tax Refund	1,691
INCOME (LOSS) BEFORE INCOME TAXES	(11,917)
INCOME TAXES	3
NET INCOME (LOSS)	(11,920)
RETAINED EARNINGS, JANUARY 1, 2001	278,199
RETAINED EARNINGS, DECEMBER 31, 2001	$ 266,279

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Liabilities at January 1, 2001	$ 383,420
Current Year Changes	55,000
Subordinated Liabilities at December 31, 2001	$ 438,420

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$(11,920)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	11,889
Unrealized Trading Losses	58,704
(Increase) in Deposits with Clearing Organizations	(20,000)
Decrease in Net Receivables from Customers and Non Customers	2,184
Decrease in Prepaid Expense	78
(Increase) in Deferred Tax Benefit	(1,064)
Decrease in Payables to Customers and Non Customers	(63,214)
Increase in Net Payables to Brokers, Dealers and Clearing Organizations	59,853
(Decrease) in Accrued Expenses	(13,255)
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,255
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Firm Trading Securities	(12,073)
Purchase of Fixed Assets	(17,787)
NET CASH (USED) BY INVESTING ACTIVITIES	(29,860)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Subordinated Liabilities	55,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	55,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	48,395
CASH, JANUARY 1, 2001	680,626
CASH, DECEMBER 31, 2001	$ 729,021

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

Noncash investing and financing activities for the year ended December 31, 2001 consisted of the following:

Net Write-Down to Market Value of Dealer Inventory Securities	$ 58,704

No interest was paid for the year ended December 31, 2001.
Income taxes paid for the year ended December 31, 2001 was $1,611.

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balances at January 1, 2001	$ 7,500	$239,690	$(103,000)	$ 278,199
2001 Net Income (Loss)				(11,920)
Balances at December 31, 2001	$ 7,500	$239,690	$(103,000)	$ 266,279

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company is a securities broker - dealer involved in buying and selling of securities on the Boston Stock Exchange.

Basis of Accounting

The Company generally maintains its books and accounts on the accrual basis. There are no significant differences in income for financial and tax purposes.

Revenue and Expenses

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Property and Equipment are stated at cost at the date of acquisition. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense as incurred while costs of significant renewals and betterments are capitalized. Total property and equipment and accumulated depreciation at December 31, 2001 amounted to $134,408 and $93,955 respectively.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the difference in depreciation methods for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax provision consists of the following:

Federal Income Tax Liability, net	$ 891
State Income Tax Benefit, net	888
	$ 3

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $178,398 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE C: RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2001 all of which are outstanding less than 30 days. "Fails" represent the value of securities which have not been received or delivered by settlement date.

NOTE D: RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables. Such collateral is not reflected in the financial statements.

NOTE E: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2001 are as follows:

Subordinated notes, 9%, due July 2002	$ 45,000
Subordinated notes, 9%, due February, 2003	112,000
Subordinated notes, 9%, due July, 2002	83,017
Subordinated notes, 9%, due August, 2002	143,403
Subordinated notes, 9%, due February 2004	20,000
Subordinated notes, 4%. due March 2004	25,000
Subordinated notes, 9%, due April 2004	10,000
	$ 438,420

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

The Company had no fully paid and excess margin securities for which instructions to reduce the possession or control had been issued as of the report date.

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $772,052 which was $522,052 in excess of its required net capital of $250,000.

NOTE H: LEASE OBLIGATION

The Company leases premises from a related realty trust. The rent paid under this lease in 2001 was $18,000.

The current lease obligation to the realty trust is $2,000 per month for occupancy rent.

NOTE I: BANK LINES OF CREDIT

The Company has a line of credit with a commercial bank which provides borrowings up to $170,000. The interest rate is 7.625%. Advances from the line of credit are secured by certificates of deposits. The Company retains access to certificates of deposits. There were no outstanding balances under this line of credit at December 31, 2001.

NOTE J: PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 15% of the total compensation paid to eligible participants. No contributions were made to the plan for the year ended December 31, 2001.

SUPPLEMENTAL
INFORMATION

SCHEDULE I
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		$ 410,469
Add: Liabilities Subordinated to the Claims of General Creditors Allowable in Computation of Net Capital		438,420
Total Capital and Allowable Subordinated Liabilities		848,889
Deductions and/or Charges		
Non-Allowable Assets		
Exchange Memberships	5,000	
Equipment and Improvements	40,453	
Other Assets	8,290	53,743
Net Capital Before Haircuts on Securities Positions		795,146
Haircuts on Securities		
Trading and Investment Securities		
Stocks and Warrants		23,094
Net Capital		$ 772,052

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 250,000
Excess Net Capital	$ 522,052
Excess Net Capital at 1000%	$ 771,298

AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	$ 135,453
Deduct: Adjustment Based on Deposits in Special Reserve Bank Accounts	127,447
Total Aggregate Indebtedness	$ 8,006
Percentage of Aggregate Indebtedness to Net Capital	1%

SCHEDULE I (continued)
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2001	$ 769,837
Audit Adjustments:	
Net Increase in Total Ownership Equity	8,179
Net (Increase) in Non-Allowable Assets	(6,159)
Net Decrease in Haircuts on Securities	195
Net Capital Per Above	$ 772,052

SCHEDULE II
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

CREDIT BALANCES	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 70,902
Customer Securities Failed to Receive	58,021
	128,923
DEBIT BALANCES	
Debit Balances in Customers' Cash Accounts Excluding Unsecured Accounts and Accounts Doubtful of Collection Net of Deductions Pursuant to Rule 15c3-3	7,544
RESERVE COMPUTATION	
Excess of Total Credits Over Total Debits	$ 121,379
Excess of Total Credits Over Total Debits at 105%	$ 127,448
Amount Held on Deposit in Reserve Bank Accounts	$ 178,398

John A. Rosatone, P.C.

Certified Public Accountants, Auditors,
Tax and Financial Consultants

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

In planning and performing our audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance in the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Merrimack Valley Investment, Inc. that we considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

116 Summer Street, P.O. Box 220, Haverhill, MA 01831-1116 · (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 · (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Haverhill, Massachusetts
February 20, 2002

John A. Rosatone P.C.